1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Mike Ma, Spokesperson mikema@spil.com.tw +886-4-25545527#5601

Siliconware Precision Industries Co., Ltd. receives award as an excellent corporation at the Corporate Governance Evaluation for two consecutive years

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2016/4/13

Siliconware Precision Industries Co., Ltd. (“SPIL”, TWSE: 2325.TT’ NASDAQ: SPIL) has been ranked in the top 5% at the Second Corporate Governance Evaluation held by the Taiwan Stock Exchange Corporation again, which is a recognition of SPIL’s outstanding achievements in the dimensions of protection of shareholder interests, equal treatment of all shareholders, improvement of structure and operation of the Board meeting, improvement of information transparency, and implement of corporate social responsibility, and more.

824 companies listed on TWSE and 623 companies listed on Taipei Exchange are evaluated at the Second Corporate Governance Evaluation, and only 41 participants listed on TWSE and 31 participants listed on Taipei Exchange are ranked in top 5%. Furthermore, SPIL is one of top 5%, which includes leaders of the industry, TSMC and UMC.

SPIL has been ranked in top 5% for two consecutive years, and only 28 companies listed on TWSE and 21 companies listed on Taipei Exchange receive the honors. In addition, SPIL is the only one semiconductor assembly and testing listed company on the list.

For many years, SPIL has been actively promoting its ideas in corporate governance and social responsibilities. Besides receiving top 5% award in Corporate Governance Evaluation for two consecutive years, SPIL also received special honors for two consecutive years since 2013 in Taiwan Corporate Sustainability Award, and Excellence in Corporate Social Responsibility Award by the Common Wealth Magazine. SPIL will continue to dedicate itself to high standards of corporate governance principles in order to carry-out the visions of corporate sustainability.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 13, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer